Offering Statement for
U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (Global Impact Gymnastics Alliance)

(“GIGA (Global Impact Gymnastics Alliance),” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (Global Impact Gymnastics Alliance)

   15 River Road
   Suite 15B
   Wilton, CT 06897

Eligibility

2. **The following are true for U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (Global Impact Gymnastics Alliance):**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Aimee Boorman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	New Vision Consulting	Founder
01/01/2013	12/31/2016	USA Gymnastics	National Team and Olympic Team head coach
01/01/2014	12/31/2016	World Champions Center	Head Elite Coach
09/01/2022	Present	Global Impact Gymnastics Alliance	Cofounder and Chief of Athletes and Events
01/01/2021	12/31/2021	Netherlands Gymnastics Team	Olympic, Worlds, Europeans team staff

Aimee Boorman, Cofounder and Chief of Athletes and Events: Globally respected head coach, widely recognized for 10+ years training iconic gymnast and all-time great Simone Biles. Served as Head Coach for USA World and Olympic gold medal teams, as well Dutch national team coach at Tokyo 2020 Games and 2021 European and World Championships. FIG Brevet internationally rated judge; notably, received multiple USAG coach of the year honors, and prestigious 2016 USOPC coach of the year award. Recognitions USA Gymnastics National Team Coach — 2013-2016 (International Experience) Koninklijke Nederlandse Gymnastiek Unie - Netherlands Gymnastics Team Education

Name
LaPrise Williams

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2015	Present	Dolphin Gymnastics & Health Academy	Founder
11/01/2023	Present	Aya Healthcare	Oncology Nurse
01/01/2016	Present	World Pediatric Project	Assistant
09/01/2015	Present	St. Vincent & Grenadines Gymnastics	Technical Director
12/01/2011	05/01/2014	Baylor University	Head Coach, Women's gymnastics
09/01/2022	Present	Global Impact Gymnastics Alliance	Cofounder, Sports Strategy & Engagement Chief

LaPrise Williams, Cofounder and Chief of Sports Strategy and Engagement Women's sports trailblazer and women's gymnastics subject matter expert, with 15+ years leadership experience on both the US and world stages. Experience includes key positions with Pan American Gymnastics, International Gymnastics Federation (FIG), and International Olympic Committee (IOC) governance teams, and roles such as NCAA Women's Head Coach, USA and World Team coach. FIG Brevet internationally rated judge; notably, spearheaded launch of an international gymnastics federation that was accepted incorporated into FIG membership by the sport's international governing body in 2016. Education University of Texas, San Antonio - BS, Biology Baptist School of Health Professions - ADN, Registered Nursing LinkedIn: https://www.linkedin.com/in/laprise-harris-williams-41504262/

Name
Maureen Granito

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2019	02/28/2021	Gartner	VP Products
07/01/2009	02/28/2019	Maura Fox Consulting	Founder
10/31/2000	06/30/2009	Time Warner Cable	Group VP Product Management
03/01/2021	Present	U.S. Pro Gymnastics Invitational, LLC	Founder

Maura Fox, Cofounder and CEO: Entrepreneur and executive leader, with 20+ years in sports, media, and tech, and proven track record delivering product solutions and driving transformative tech innovation to maximize market value. Deep experience leading product and business teams; successfully launched numerous TV, sports, OTT, and data platforms; notable market introductions include: Education, distinctions, past leadership and awards: LinkedIn: https://www.linkedin.com/in/maurafox/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Next Gen Global Alliance LLC

Securities:	7,000,000
Class:	Class A Common Shares
Voting Power:	70.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Women's gymnastics, the most watched Olympic sport, has no pro system, and this results in a series of negative impacts to athletes, fans, and the sport overall. GIGA introduces an innovative solution to unlock the sport's true potential, combining a women's pro league and multimedia platform to enable athletes on field of play, captivate fans, and propel gymnastics into a new era. GIGA's origin story stems from a collective passion to address the glaring gap in women's gymnastics: female athletes have no field of play revenue opportunities. Despite the sport's stature as the #1 Olympic sport among US TV audiences as well as global female fans, women's gymnastics offers no professional league system beyond amateur levels. Specifically, female gymnasts lack access to any structured pro league competition, established prize money circuits, or organized pro event series in the US or elsewhere. Lack of a structured, professional gymnastics pathway not only hinders earning potential and career longevity, but it also sets up a range of challenges for female athletes at top of their game. Formidable financial burdens – such as costly training, coaching fees, and travel expenses – are compounded by the sport's inconsistent media coverage, which limits audience reach, promotional exposure, and associated avenues for name, image, and likeness ("NIL") monetization. The combination of these economic pressures serve to force gymnasts into premature retirement - even the sport's best. This is in stark contrast to other top women's sports competed at both NCAA and Olympics. In particular, there are a variety of robust infrastructure and field of play opportunities offered to other female athletes, both in the U.S. or overseas, serving to spotlight field of play revenue and earning power disparities that confront female gymnasts, given the relative lack of any pro leagues, teams, pro tours, or prize money events. For example, women's soccer features pro leagues such as National Women's Soccer League (NWSL) and forthcoming USL Super League (USLW) in the U.S., England's Women's Super League (WSL), France's Division One Féminine (D1F), and Spain's Liga F. Likewise, there are a number of new and existing women's volleyball leagues, including League One Volleyball (LOVB), Athletes Unlimited, and Pro Volleyball Federation (PVF) in the U.S., as well as Europe's WEVBL and the international FIVB Volleyball World Grand Prix circuit. Women's basketball features Athletes Unlimited and WNBA leagues domestically, as well as many overseas options for U.S. athletes, including in Russia (RWBPL), Great Britain (WBBL), Australia (WNBL), and Women's EuroLeague to name a few. Women's ice hockey offers the new Professional Women's Hockey League [PWHL], which replaces and merges antecedent leagues including the National Women's Hockey League (NWHL), Canadian Women's Hockey League (CWHL), and Premier Hockey Federation (PHF). In women's golf and tennis, field of play earnings are primarily via prize money events versus team or league salaries and bonuses. Opportunities for female golfers include the worldwide Ladies Professional Golf Association (LPGA) events and country specific tours such as Women's All Pro Tour (WAPT) in the US, Ladies European Tour (LET) in Europe, as well as LPGA Tours of Japan, Korea, China, and Australasia. Similarly, globally, women's tennis offers Women's Tennis Association (WTA) offers a number of prize money events worldwide including Grand Slams (Australian Open, French Open, Wimbledon, US Open), women's pro circuit offered via International Tennis Federation (ITF) Women's World Tennis Tour events, as well as circuits in each country, including the USTA Women's Pro Circuit events in the U.S. Amid surging growth for women's sports, expected to generate +$1B in 2024, and huge spending power of underserved female fans, women's gymnastics offers an unprecedented market opportunity. Deloitte estimated the total 2022 global pro sports market value at $500 Billion, comprised of the combined men's and women's sports revenue generated via media rights, sponsorship, merchandise and gate sales. When examining the relative spending for men's versus women's pro sports totaling $500B, a joint study by The Sports Consultancy and BDO estimated total 2022 women's sports revenue at approximately $360 million. In general terms, this equates to 99.9% of the total $500B global revenue flowed to men's sports and <0.1% to women – a staggering disparity. Yet, this also represents enormous market potential, given the opportunity to tap into massive spending not yet directed to women's sports, and now is the time. We are seeing a rising tide for women's sports and women's gymnastics. In women's pro sports, NWSL and WNBA have seen recently surging growth in investments, media, and valuations, helping to fuel interest in many new women's professional leagues – such as Athletes Unlimited, hockey's PWHL, Volleyball's LOVB and PVF, and soccer's USLW. Women's NCAA sports, fueled by interest in Caitlin Clack effect, have seen unprecedented TV audiences. NIL deals are paving the way to new expansion. According to AP news, in NIL's first year, female gymnasts saw some of the highest average NIL contract values ($7100/ deal), roughly 4X average those of the athlete deals ($1700), and twice that of the average NIL football player deals ($3400). With the Paris Summer Olympic Games arriving later in 2024, the global popularity of women's gymnastics is anticipated to reach a fever pitch. Now is the time for GIGA, which offers a unique, 1st mover advantage, as no pro gymnastics league exists in the US or elsewhere. GIGA's innovative solution to brings to life the first of its kind women's professional gymnastics league, combined with multimedia platform to enable athletes on field of play, captivate fans, and propel gymnastics into a new era. GIGA is dedicated to unlocking the true potential of women's gymnastics, and building a future where the sport's top athletes can monetize their talent on the field of play, with self-determined agency and equal opportunities to sustain or extend competitive careers. This mission extends beyond mere competition; it's about empowering gymnasts to thrive, serving fans, and elevating the sport. In addition to enabling gymnasts, this includes providing fans with unparalleled access to events, athlete stories, behind the scenes, as well as building new data-tech, multimedia content, and immersive experiences that reach new audiences, inspire the next generation of young athletes, break barriers, and ultimately grow and reshape the landscape of women's gymnastics. Instagram: https://www.instagram.com/gigaprogym/

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (Global Impact Gymnastics Alliance) speculative or risky:**

   1. Reputation Risk: Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.
   2. Our plan to develop relationships with strategic partners may not be successful. Part of our business strategy is to maintain and develop strategic relationships with various third parties, such as broadcast networks and sports arenas. For these efforts to be successful, we must successfully enter into agreements with these third parties on terms that are attractive to us, and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into agreements with acceptable partners or negotiating favorable terms in these agreements. Also, we may be unsuccessful in integrating the resources or capabilities of these partners. If we are unsuccessful in our collaborative efforts, our ability to develop and market our league could be severely limited.
   3. Competitive Pressure The Company faces significant competition from other sports leagues with substantially greater financial resources. These well-financed leagues, including professional basketball, football, and soccer leagues, possess the ability to invest extensively in marketing, infrastructure, player salaries, and fan engagement initiatives. As a result, the Company may encounter challenges in maintaining its market share, revenue streams, and overall competitiveness. Consequently, the Company may confront considerable challenges in preserving its market share, sustaining revenue streams, and upholding overall competitiveness in the sports entertainment industry.
   4. Access to Worldwide Talent The Company faces a significant risk regarding access to worldwide talent, particularly in light of the competitive landscape and the emergence of other sports leagues vying for elite athletes on a global scale. The availability and recruitment of top-tier gymnastic talent from around the world play a pivotal role in maintaining the company's competitiveness, attracting fan

interest, and driving revenue growth. However, several factors contribute to the uncertainty and challenges associated with accessing and retaining a diverse pool of international talent. Recruitment Challenges: The Company may encounter obstacles in identifying and recruiting elite gymnasts from diverse geographical regions due to intensified competition from other sports leagues offering lucrative contracts and incentives. This heightened competition for talent could result in bidding wars and escalating player salaries, thereby straining the company's financial resources and potentially impacting its profitability. Visa and Immigration Regulations: Navigating visa and immigration regulations presents logistical hurdles for international athletes seeking to compete for the Company. Delays or denials in visa processing could impede the timely arrival of foreign athletes, disrupting team rosters, training schedules, and competition logistics, which may hinder the company's ability to deliver high-quality sporting events and satisfy fan expectations. Cultural and Linguistic Differences: The integration of international athletes into the company's operations and team dynamics may pose challenges stemming from cultural, linguistic, and communication barriers. Failure to address these differences effectively could lead to misunderstandings, conflicts, and inefficiencies, potentially affecting team cohesion, performance, and overall competitiveness.

5. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

6. Start-up investing is risky: Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. We may run out of money before we can execute our business plan. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

7. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (Global Impact Gymnastics Alliance) ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $574,222 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Funding allocations to focus on event implementation and revenue generating activities, if the Max raise is attained we would allocate 65% of the funds to the following areas: We would allocate 25% to the following areas: The Remaining balance of 5.1% would go towards Freelancers and Materials.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$28,137
Event Execution / Athletes / Implementation teams	$0	$373,244
Marketing /platform / storytelling content	$9,510	$143,555
Freelancers and Materials	$0	$29,286
Total Use of Proceeds	**$10,000**	**$574,222**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (Global Impact Gymnastics Alliance) must agree that a transfer agent, which keeps records of our outstanding Class C Common Shares (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $0.79 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Shares	7,000,000	7,000,000	Yes	Each Class A Common Share shall have one (1) vote per Class A Common Share
Class B Common Shares	3,000,000	3,000,000	No	
Class C Common Shares	800,000	0	Yes	Class C Common Shares shall be non-voting shares, except for votes pursuant to (i) amendments or waivers to the Company's operating agreement which affect the Class C Common Shares in a material adverse manner as compared to the Class A Common Shares and (ii) dissolution of the Company pursuant to Section 8.1 of the operating agreement, for which Class C Common Shares shall have one (1) vote per Class C Common Share. There shall be no cumulative voting with respect to any Common Shares. Subject to the terms of the operating agreement, the number of authorized Common Shares, or any class thereof, may be increased or decreased (but not below the number of shares thereof then outstanding) by a majority vote.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing (and any future) Simple Agreements for Future Equity are subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. The Company has issued, and may in the future issue, Simple Agreements for Future Equity in the aggregate amount of up to $1,000,000.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's operating agreement can be amended by the holders of the shares. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding member units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional member units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common shares will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common shares, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common shares outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Deferred Compensation
Amount Outstanding:	$225,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The Company's three founders agreed to defer their compensation of $75,000 annually each commencing in January 2023 for future payment when cash flow allows. Accordingly, the Company recorded $225,000 of general and administrative expenses on its statement of operations for the year ended December 31, 2023.

Creditor(s):	Related Party Payable
Amount Outstanding:	$9,307
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (Global Impact Gymnastics Alliance) conducted within the past three years?**

Date of Offering:	2024-01-19
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$50,000
Use of Proceeds:	Operating expenses

Date of Offering:	2023-12-31
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$25,000
Use of Proceeds:	Operating expenses

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (the "Company") is a limited liability company organized on January 5, 2022 under the laws of the state of Delaware. The Company plans to host women's gymnastic events and competitions. The Company is managed by its majority member, Next Gen Global Alliance, LLC . The Company has not yet commenced planned principal operations nor generated revenues. The Company's activities since inception have consisted of formation expenses and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to operate the business profitably. The Company has been funded by related parties and with SAFE instruments. As of December 31, 2023, related parties are owed a total of $234,307. $225,000 is payable as deferred compensation expense and $9,307 is unreimbursed corporate expenses paid for by a related party. The Company sold a SAFE instrument for $50,000. The SAFE instrument is convertible into standard preferred interests, which are defined as an equity financing in which the Company raises capital at a fixed valuation and sells preferred interests as a result of that capital raise. The SAFE agreements are convertible into was either a) the number of standard preferred interests equal to the purchase amount divided by the lowest price per preferred interest issued; or b) the number of shares determined by the purchase amount divided by the share price implied by a $8,000,000 valuation on the Company's then outstanding fully diluted capitalization. If and upon a liquidation event, being a change of control or an initial public offering, before the expiration or termination of the SAFE agreements, the holders are to, at their option either a)receive a cash payment equal to the purchase amount, or b) receive the number of shares determined by the purchase amount divided by the share price implied by a $8,000,000 valuation on the Company's then outstanding fully diluted capitalization. The Company also sold a SAFE instrument for $25,000. The SAFE instrument is convertible into standard preferred interests, which are defined as an equity financing in which the Company raises capital at a fixed valuation and sells preferred interests as a result of that capital raise. The SAFE agreements are convertible into was either a) the number of standard preferred interests equal to the purchase amount divided by the lowest price per preferred interest issued; or b) the number of shares determined by the purchase amount divided by the share price implied by a $6,000,000 valuation on the

Company's then outstanding fully diluted capitalization. If and upon a liquidation event, being a change of control or an initial public offering, before the expiration or termination of the SAFE agreements, the holders are to, at their option either a)receive a cash payment equal to the purchase amount, or b) receive the number of shares determined by the purchase amount divided by the share price implied by a $6,000,000 valuation on the Company's then outstanding fully diluted capitalization. The Company is currently in a pre-revenue stage as it plans to commence operations upon a successful capital raise. No revenue has been recognized as of December 31, 2023 or 2022. Results of operations: Operating expenses for the year ended December 31, 2023 increased by $317,090 to $329,963, as compared to $12,873 reported for the year ended December 31, 2022. Net loss for the year ended December 31, 2023 increased by $311,590 to $324,463, as compared to $12,873 reported for the year ended December 31, 2022. Liquidity and Capital resources: On December 31, 2023, the Company had cash and cash equivalents of $1,817 and negative working capital of $314,086 as compared to cash and cash equivalents of $0 and negative working capital of $14,623 on December 31, 2022.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**

      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (Global Impact Gymnastics Alliance) answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://gigaprogym.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.